

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2011

Via E-mail
Mr. Brian E. Cho
Executive Vice President and Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, California 90010

> **Re:** **Hanmi Financial Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-30421**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 66

1. We note that you include loans held for sale in several balances (i.e., total loans, non-performing loans, non-performing assets, etc) when calculating credit quality ratios. Given the fact that loans held for sale are reported at lower of cost or fair value and do not have any related allowance for loan losses and given the fact that charge-offs are not recorded through the allowance or the provision, please revise future filings to present your asset quality ratios excluding loans held for sale.

Non-Performing Assets, page 69

2. In order to provide more transparent disclosure surrounding your non-performing loans and any associated net charge-offs and / or specific allowance, please provide us with, and revise future filings to include the following information:

    •   A discussion addressing whether your non-performing loans, net charge-offs and / or specific allowance relate to a few large credit relationships, several small credit relationships or both; and

    •   If a few large credit relationships make up a significant portion of your non-performing loans, net charge-offs and / or specific allowance a discussion of those relationships in detail, including:

        o   The amount of total credit exposure outstanding as of each balance sheet date;

        o   General information about the borrower;

        o   The type of collateral securing the loan;

        o   Loan origination date, amount and classification;

        o   Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification, provision for loan losses and / or charge-off;

        o   The amount of the allowance allocated to the credit relationship and / or amount of the charge-off associated with the credit relationship as of each balance sheet date;

        o   The dates of recent appraisals associated with the credit relationship, if applicable, including a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining the loan loss provision amounts, partial and / or full charge-offs;

        o   Why management believes the allowance for loan losses associated with these particular credit relationships is appropriate to provide for losses that have been incurred; and

        o   Any other pertinent information deemed necessary to understand your review of and related accounting for these loans.

3. We note your disclosure on page 71 that in light of declining property values in the current economic recession affecting real estate markets, the Bank continued to obtain current appraisals and factor in adequate market discounts on the collateral to compensate for non-current appraisals. Please provide us with the following, and revise future filings to disclose:

    *   The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment along with your definition of "current". For example, clarify if you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions; and

    *   The approximate amount of percentage of impaired loans for which current appraisals were not available along with a more robust discussion regarding the discounts you apply to non-current appraisals. In this regard, please address whether and if so, how you perform your own analysis of market comparables based on more recent data and how this factored into your valuation.

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items, page 73

4. We note your disclosure that in determining if a loan should be charged-off, all possible sources of repayment are analyzed, including the potential for future cash flow from income or liquidation of other assets, the value of any collateral, and the strength of co-makers or guarantors. Please tell us, and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories, such as commercial loans or any other applicable loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

    *   The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

    *   To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

    *   In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

    *   How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

Mr. Brian E. Cho
Hanmi Financial Corporation
September 23, 2011
Page 4

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans, or other applicable loans, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Regulatory Matters and Going Concern Consideration, page 100

5. We note your disclosure describing your Written Agreement with the Federal Reserve Bank of San Francisco and the Final Order with the California Department of Financial Institutions. In order to provide further transparency as it relates to these regulatory matters, especially in light of the fact that your financial statements were prepared on a going concern basis, please consider revising future filings to include one all encompassing discussion or table summarizing the material requirements of these Agreements. Your disclosure should address any actions you have taken or plan to take to comply with each significant provision and the current status of your compliance with the respective provisions. Please ensure that your disclosure addresses any changes to your allowance for loan loss methodology or any other methodologies, the quantified impact of any such changes and how your actions will impact future financial results and trends including credit quality trends.

Note 2 – Summary of Significant Accounting Policies
Allowance for Loan Losses, page 108

6. We note your disclosure that during the first quarter of 2010, to enhance reserve calculations to better reflect the Bank's current loss profile, the two loan pools of commercial real estate and commercial term – T/D were subdivided according to the 21 collateral codes used by the Bank to identify commercial property types. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether any of these identified collateral coded loans should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20. In this regard, we note that your current disclosure includes a class titled "Commercial Property – Other", which represents approximately 38.5% of the real estate loan segment and 14.7% of total gross

loans at December 31, 2010 for which it may be beneficial to users of your financial statements to have further disaggregation.

7. Please provide us with, and revise future filings to include, an enhanced description of the commercial loans included in the real estate segment and the commercial term loans secured by real estate included in the commercial and industrial segment comparing and contrasting the different risk characteristics of these two classes of financing receivables.

8. Please expand your discussion of how you consider historical loss information when collectively evaluating loans for impairment to include disclosure similar to that provided on page 73 addressing the specific historical periods considered in your analysis. Identify any changes to these look-back periods or any other changes to your allowance methodology that were implemented during the periods presented in your Consolidated Statement of Operations and, if material, the impact of any such refinements in your methodology on your allowance for loan losses. In the event you have made any adjustments to actual historical losses, discuss the adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

9. Please tell us, and revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

10. Please tell us, and revise future filings to discuss, the specific factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

11. Please tell us, and revise future filings to disclose, your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

12. Please tell us, and revise future filings to disclose, the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19. Also, tell us, and revise future filings to disclose, the amount of interest income recognized using a cash-basis method. Refer to ASC 310-10-50-15(c)(3).

Note 5 – Loans
Troubled Debt Restructured Loans, page 141

13. Your disclosure on page 30 of the June 30, 2011 Form 10-Q and page 73 of the December 31, 2010 Form 10-K states that you have restructured monthly payments on 715 loans with a

net carrying value of $586.8 million since January 1, 2009 primarily through temporary payment structure modifications ranging from changing the amount of principal and interest due monthly to allowing for interest only due monthly payments for six months or less. We also note your disclosure that troubled debt restructurings, excluding loans held for sale, totaled only $76.0 million and $72.2 million at June 30, 2011 and December 31, 2010, respectively, all of which were temporary interest rate reductions. In order for us to better understand your accounting and related disclosures for these loan modifications, please provide us with the following:

- Quantify the amount of restructured loans by loan class and provide a more a granular discussion of the types of concessions you have made including the key features of these modification programs, significant terms modified and the typical length of each of the modified terms;

- Tell us in detail how you determine whether a modification of a loan meets the definition of a troubled debt restructuring for purposes of disclosure in accordance with ASC 310-10-50-33 and 34;

- Describe in detail why the amount of restructured loans is so much larger than the amount of loans disclosed as troubled debt restructurings at both June 30, 2011 and December 31, 2010;

- Quantify the amount of temporary payment structure modifications since January 1, 2009 that were less than or equal to six months identifying those that were credit related and non-credit related. For the credit related modifications, identify the amounts that were individually evaluated for impairment under ASC 310-10 and the amount of impairment. Please identify the amount of loans still outstanding at June 30, 2011 that have not been individually evaluated for impairment under ASC 310-10;

- Tell us whether you have any loan modifications that were not considered TDRs due to your determination that the delay in payment is insignificant and therefore not a concession. If so, please quantify the amount of such loan modifications and tell us in detail the key factors you considered to support your conclusion;

- For credit related modifications of six months or less, please tell us if you assess whether the collateral value is sufficient to cover the contractual amount due;

- For credit related modifications of six months or less, please tell us if you assess whether the restructured payments are sufficient to cover the contractual amount due; and

- Please tell us if you currently have controls and procedures in place to evaluate all term extensions considering the guidance in ASC 310-40-15-17 which became effective for you July 1, 2011, retroactive to restructurings occurring on or after January 1, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief